May 18, 2007

Daniel P. Foley
Chief Financial Officer
Rancher Energy Corp.
999 – 18th Street, Suite 1740
Denver, Colorado 80202

      Re: **Rancher Energy Corp. (Company)**
              Form 8-K dated December 22, 2006 (File No. 000-51425)
              Form S-1 filed March 6, 2007 (File No. 333-141086)

Dear Mr. Foley,

In your Form 8-K, as amended, and in your letters dated April 6 and May 10, 2007, you state that the Company acquired the South Cole Creek and South Glenrock properties (Properties) from Nielson & Associates, Inc. (Nielson) for $46.67 million. As the staff has previously noted in our comment letters dated March 19 and April 13, 2007, it appears the Company owned only interests in non-producing oil and gas properties at September 30, 2006 (Broadview Dome Prospect) and through the date of the acquisition of the Properties. The Properties were the first interests in producing oil and gas properties acquired by the Company since it changed its business plan subsequent to its fiscal year ended March 31, 2006 from mining to oil and gas exploration, development and production. Along with the Big Muddy Field acquisition on January 4, 2007, the Properties constitute substantially all of the Company's operations going forward. Therefore, you agree that the Properties meet the definition of a predecessor in Rule 405 of Regulation C.

You propose to amend your Form S-1 registration statement to include audited financial statements of the Company for the year ended March 31, 2007. In addition, for the reasons stated in your letter, you propose providing the following audited pre-acquisition financial statements for the Properties in your Form S-1 and in your Form 8-K reporting the acquisitions:

- Full carve-out financial statements for the period from September 1, 2004, when they were acquired by Nielson from Continental Industries (Continental), through December 22, 2006, when they were acquired by the Company.

  We will not object to the use of the successful efforts method, the omission of income tax expense and the omission of earnings per share disclosures in these carve-out financial statements.

  You state that you will furnish the supplementary disclosures described in paragraphs 10 through 17 and 30 through 34 of SFAS 69 in a footnote. If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.

- Statement of Revenues and Direct Operating Expenses for the eight months ended August 31, 2004, when they were owned by Continental.

  In a footnote, disclose the nature of the omitted historical expenses, and describe the reasons for their omission. Also, disclose the amounts of the omitted expenses, if they are known or reasonably available, on an unaudited basis. Also, describe how the financial statements presented are not indicative of the financial condition or results of operations of the acquired business going forward due to the changes in the business and the omission of various operating expenses. Include in a footnote, to the extent available, information about the acquired Properties' operating, investing and financing cash flows.

  You should provide the relevant SFAS 69 disclosures for this period when the Properties were owned by Continental also. As noted above, if prior year reserve studies were not made, we will not object to computing the reserves for 2004 using only subsequent production and new discovery quantities and valuation, in which case there will be no "revision of prior estimates" amounts. You may develop these disclosures based on a reserve study for the most recent year, computing the changes backward. Disclose the method of computation in a footnote.

Except as noted above, the staff will not object to your proposal.

The staff's conclusion is based solely on the information included in your letter and in the Company's filings. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant